# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

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# FORM 8-K

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**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of report (Date of earliest event reported) October 31, 2012



# Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

| Iowa | 001-06403 | 42-0802678 |
|------|-----------|------------|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| P.O. Box 152, Forest City, Iowa | 50436 |
|---------------------------------|-------|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code   **641-585-3535**

_____
(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01    Entry into a Material Definitive Agreement**

**Item 2.03    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant**

On October 31, 2012, Winnebago Industries, Inc., together with its wholly-owned subsidiary, Winnebago of Indiana, LLC, (collectively, the "Company") entered into a credit agreement with General Electric Capital Corporation (GECC), as agent for certain lender parties thereto (hereinafter, the "Credit Agreement").  The Credit Agreement provides for an initial $35.0 million revolving credit facility based on the Company's eligible inventory and expires on October 31, 2015 unless terminated earlier in accordance with its terms.  There is no termination fee associated with the Credit Agreement.

The Credit Agreement contains no financial covenant restrictions for borrowings where the Company has excess borrowing availability under the facility of greater than $5.0 million.  The Credit Agreement requires the Company to comply with a Fixed Charge ratio if excess borrowing availability under the facility is less than $5.0 million or if the Company repurchases more than $25.0 million of company stock within the first twelve months.  In addition the Credit Agreement also includes a framework to expand the size of the facility up to $50.0 million, based on mutually agreeable terms at the time of the expansion.  Interest on loans made under the new facility will be based on LIBOR plus a margin of 3.0%.  The initial unused line fee associated with the Credit Agreement is 0.50% per annum and has the ability to be lowered based upon facility usage.

The Credit Agreement contains typical affirmative representations and covenants for a credit agreement of this size and nature.  Additionally, the Credit Agreement contains negative covenants limiting the ability, among other things, to incur debt, grant liens, make acquisitions, make certain investments, pay certain dividends and distributions, engage in mergers, consolidations or acquisitions and sell certain assets.  Obligations under the Credit Agreement are secured by a security interest in all of our accounts and other receivables, chattel paper, documents, deposit accounts, instruments, equipment, inventory, investment property, leasehold interest, cash and cash equivalents, letter-of-credit rights, most real property and fixtures and certain other business assets.

A copy of the Credit Agreement is attached as an exhibit to this Form 8-K.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Credit Agreement.

**Item 9.01    Financial Statements and Exhibits**

(d)  Exhibits

| Exhibit Number | Description |
| --- | --- |
| 10.1 | Credit Agreement between General Electric Capital Corporation and Winnebago Industries, Inc. |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 5, 2012                 WINNEBAGO INDUSTRIES, INC.


By:    */s/ Randy J. Potts*
Name:    Randy J. Potts
Title:    Chairman of the Board, Chief Executive Officer and President

# EXHIBIT INDEX

| Exhibit Number | Description |
| --- | --- |
| 10.1 | Credit Agreement between General Electric Capital Corporation and Winnebago Industries, Inc. |